UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pearachute Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 23, 2015

Physical address of issuer
1564 N Damen Ave , Ste 303, Chicago, IL 60622

Website of issuer
www.pearachutekids.com

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$347,627.46	$0.00
Cash & Cash Equivalents	$61,426.45	$0.00
Accounts Receivable	$101,405.43	$0.00
Short-term Debt	$250,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$702,377.00	$0.00
Cost of Goods Sold	$787,176.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,886,583.00	$0.00


April 30, 2018

FORM C-AR

Pearachute Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pearachute Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pearachutekids.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions

prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pearachute Inc. (the "Company") is a Delaware Corporation, formed on November 23, 2015. The Company was formerly known as Incorporated as All the Range Inc., but never conducted business as All the Range Inc. prior to legal name change. The Company is currently also conducting business under the name of Pearachute Pearachute Kids.

The Company is located at 1564 N Damen Ave , Ste 303, Chicago, IL 60622.

The Company's website is www.pearachutekids.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Pearachute provides a platform that connects parents and caregivers with local providers of children's classes and activities. Pearachute makes the best kids' classes and activities available to parents and caregivers at the touch of a button, allowing them to drop-in and explore during times that fit their schedules. Pearachute also works closely with our partners to help them identify new ways to engage with their neighbors and expand their businesses.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services service and thus may be better equipped than us to develop and commercialize service service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Desiree Vargas Wrigley who is CEO & Founder of the Company. The Company has or intends to enter into employment agreements with Desiree Vargas Wrigley although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Desiree Vargas Wrigley or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Desiree Vargas Wrigley in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Desiree Vargas Wrigley dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological

advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, changes in consumer needs and preferences could change the desirability of certain classes and activities offered on our platform. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to find childrens' classes and activities that suit their needs. Demand for these services and activities tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew supply partner contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our supply partner. Our supply partner may be able to seek margin reductions from us when they renew a contract, when a contract is extended, or when the supply partner's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a supply partner than we had anticipated based on our previous agreement with that supply partner. This reduction in revenue could result in an adverse effect on our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Hurricanes or other unanticipated catastrophes, could disrupt our operations and negatively impact our business as well as disrupt our partners' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our users depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or

intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy and in internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Pearachute provides a platform that connects parents and caregivers with local providers of children's classes and activities. Pearachute makes the best kids' classes and activities available to parents and caregivers at the touch of a button, allowing them to drop-in and explore during times that fit their schedules. Pearachute also works closely with our partners to help them identify new ways to engage with their neighbors and expand their businesses.

Business Plan

While Pearachute currently provides convenience and variety in class booking, we strive to be the go-to resource for families. There are 75M millennials who are about to start and grow families over the next 20 years and approximately 78% of millennials prefer to spend money on experiences vs things. Pearachute's business strategy leverages this opportunity by providing convenience, affordability, and variety in activities. We plan to expand both in offerings to meet the growing needs of families as well as the geographies we serve.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Pearachute platform	The Pearachute platform allows customers to explore and book available classes/activities. On the supply side, the platform allows partner businesses to make their classes available to Pearachute customers	Chicago, Dallas/Fort Worth, Kansas City, San Francisco, D.C.

We are working on becoming the go to resource for families. In the near term, Pearachute will offer different types of membership packages, the opportunity to drop into one off classes, and the ability to book birthday parties and camps for children. As we learn from our customers, we plan to continue to evolve to provide the best platform to keep their families engaged.

Our platform is available via desktop at the Pearachutekids.com website and via mobile web for all smartphone devices.

Competition
The Company's primary competitors are KidPass, Sawyer.

When Pearachute launched in February 2016, we had 4 competitors in Chicago. Due to our strong lead in the market, today all our Chicago competitors have either shut down or pivoted away from our model. Competitors do exist in other markets. Specifically, in New York City, we have two competitors, KidPass and Sawyer. While KidPass is most similar to Pearachute in product offering and growth, we our outpacing them in market share and scale. Saywer has pivoted to focusing on a SaaS play in the kids booking space.

Supply Chain and Customer Base
Requisite to the success of our business are our relationships with local suppliers of children's classes and activities in order to maintain attractive supply to be booked by our end users. While there are several large players (My Gym, Pump It Up, etc.) providing classes, the majority of our partners are local "mom and pop" children class providers.

Our customers are parents and caregivers of children from ages 0 - 12+ in the markets in which we operate.

Intellectual Property
The Company is dependent on the following intellectual property:

We have a trademark application in for our mark: Pearachute. The application was submitted April 13, 2016 and our US Serial Number for the application is 86974257.

Governmental/Regulatory Approval and Compliance
No effects anticipated

Litigation
None

Other
The Company's principal address is 1564 N Damen Ave , Ste 303, Chicago, IL 60622

The Company has the following additional addresses:

The Company conducts business in Illinois, Texas, Kansas, Missouri, California, Maryland, and Virginia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in Illinois, USA, California, USA, and Maryland, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Desiree Vargas Wrigley	CEO	January 6, 2016	
Brittany Graunke	VP of Finance	April 15, 2016	May 17, 2017
Erica Alhorn	VP of Membership	January 6, 2016	
Caitlin Gillis	Digital Marketing Manager	January 6, 2016	
Meghan McCambridge	Director of Partnerships	February 15, 2016	April 13, 2018
Josephine Blough	Director of Relationships	June 5, 2016	
Brittany Perlmutter	Director of E-Marketing	March 1, 2016	
Meagan Muller	Partner Happiness Representative	April 20, 2016	June 2, 2016
Marylynne Schwartz	COO	May 5, 2017	
Mark Thomas	CTO	August 9, 2017	
Brooke Thomas	FED	August 9, 2017	
Robyn Churilla	Manager	October 27, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	8,103,333
Voting Rights	.
Anti-Dilution Rights	.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	.

Type of security	Series Seed Preferred Stock
Amount outstanding	3,384,919
Voting Rights	attached
Anti-Dilution Rights	attached
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Option Pool Options
Amount outstanding	1,896,667
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Republic Crowd Safe SAFE (Simple Agreement for Future Equity)
Amount outstanding	235,515
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Republic Crowd Safe SAFE (Simple Agreement for Future Equity)
Amount outstanding	70,030
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Adam J. Schwartz Trust & Marylynne K. Schwartz Trust
Amount outstanding	$250,000.00
Interest rate and payment schedule	1% monthly
Amortization schedule	.
Describe any collateral or security	.
Maturity date	July 15, 2018
Other material terms	

Type of debt	Notes
Name of creditor	Roniin
Amount outstanding	$30,000.00
Interest rate and payment schedule	1.15%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2019
Other material terms	

The total amount of outstanding debt of the company is $280,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	3,384,919	$2,120,000.00	Built two sided marketplace, mobile apps, and supply side acquisition	March 1, 2017	
Units of SAFE (Simple Agreement for Future Equity)				January 30, 2017	Regulation CF

Ownership
Pearachute is owned by Desiree Vargas Wrigley and Roniin LLC. Smaller shareholders include Corazon Capital, Sam Yagan, TechStars Ventures, and current employees.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Desiree Vargas Wrigley	26.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$1,886,583.00	$0.00	$0.00

Operations
_____
Pearachute intends to achieve profitability in the next 12 months by increasing subscribers through market expansion and product offering. We will be providing the opportunity to book higher margin activities like birthday parties through the platform. This will allow for higher revenue per subscriber and a larger volume of subscribers.

Liquidity and Capital Resources
On December 31, 2017 the Company conducted an offering pursuant to Regulation CF and raised $70,030.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We are currently closing an extension round of $500K at a $5M premoney valuation

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

As reflected in our debts, we have a $250K loan from Marylynne Schwartz that has a flexible payment schedule.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Marylynne Schwartz
Relationship to the Company	COO
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Interest of 1% per month for the duration of the loan
Benefits or compensation received by Company	
Description of the transaction	$250000 loan made by Marylynne Schwartz, COO

Related Person/Entity	Builders
Relationship to the Company	Board member
Total amount of money involved	$30,000
Benefits or compensation received by related person	Interest of 1.5% per annum
Benefits or compensation received by Company	
Description of the transaction	Short-term promissory note that does not convert to equity.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Desiree Vargas Wrigley
_____
(Signature)

Desiree Vargas Wrigley
_____
(Name)

Chief Executive Officer and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

| | Jan 2017 | | Feb 2017 | | Mar 2017 | | Apr 2(|
	Current	% of Income	Current	% of Income	Current	% of Income	Current
Income							
Revenue		0.00%		0.00%		0.00%	
Advertising Revenue		0.00%		0.00%		0.00%	
Other Revenue		0.00%	10	0.02%		0.00%	570
Refunds	(7,436)	-17.15%	(5,271)	-10.60%	(8,292)	-22.15%	(5,049)
Subscription Revenue	50,808	117.15%	54,976	110.58%	45,728	122.15%	54,104
Total Revenue	$ 43,372	100.00%	$ 49,715	100.00%	$ 37,435	100.00%	$ 49,625
Total Income	$ 43,372	100.00%	$ 49,715	100.00%	$ 37,435	100.00%	$ 49,625
Cost of Goods Sold							
Cost of Goods Sold		0.00%		0.00%		0.00%	
Hosted Class Expenses		0.00%		0.00%		0.00%	
Partner Costs	42,184	97.26%	43,294	87.08%	53,051	141.71%	49,536
Platform Testing Fees	0	0.00%	199	0.40%	(170)	-0.45%	30
Transaction Fees	2,445	5.64%	2,755	5.54%	3,313	8.85%	3,806
Total Cost of Goods Sold	$ 44,628	102.90%	$ 46,248	93.03%	$ 56,194	150.11%	$ 53,372
Gross Profit	$ (1,256)	-2.90%	$ 3,467	6.97%	$ (18,759)	-50.11%	$ (3,747)
Expenses							
General Administration		0.00%		0.00%		0.00%	
Accounting	426	0.98%	36	0.07%	4,874	13.02%	5,256
Amortization	2,347	5.41%	2,347	4.72%	2,347	6.27%	2,347
Bank Charges		0.00%	36	0.07%	95	0.25%	0
Computers / Hardware	128	0.29%		0.00%		0.00%	105
Crowd Funding Fees and Expenses		0.00%		0.00%		0.00%	11,664
Depreciation	268	0.62%	268	0.54%	268	0.72%	268
Goverment and Corp Fees	154	0.35%	400	0.80%		0.00%	95
Insurance	327	0.75%	327	0.66%	308	0.82%	308
Legal & Professional Fees	15,068	34.74%	2,139	4.30%	20,935	55.92%	38,904
Operations Team Salary and Compensation	32,049	73.89%	32,270	64.91%	34,072	91.02%	37,626
Postage And Delivery	104	0.24%	123	0.25%		0.00%	
Recruiting	200	0.46%	200	0.40%	131	0.35%	131
Rent	2,550	5.88%	2,550	5.13%	2,550	6.81%	2,550
Supplies and Materials	49	0.11%	241	0.48%	153	0.41%	269
Team Meals & Ent	414	0.95%	1,174	2.36%	2,504	6.69%	1,474
Telephone & Internet Expense		0.00%		0.00%		0.00%	
Training & Professional Development	156	0.36%	1,023	2.06%	998	2.67%	23
Travel	60	0.14%	179	0.36%	1,458	3.89%	66
Utilities		0.00%		0.00%		0.00%	
Total General Administration	$ 54,299	125.19%	$ 43,312	87.12%	$ 70,693	188.84%	$ 101,087

Sales & Marketing		0.00%		0.00%		0.00%	
Ambassador Class Costs	2,295	5.29%	2,900	5.83%	3,524	9.41%	2,272
Contractors	135	0.31%	420	0.84%	1,345	3.59%	1,466
Marketing		0.00%		0.00%		0.00%	
Event Marketing	200	0.46%	74	0.15%	1,142	3.05%	43
Facebook Marketing	8,522	19.65%	9,447	19.00%	17,681	47.23%	15,535
Google Marketing	4,000	9.22%	1,000	2.01%	500	1.34%	371
Other advertising	541	1.25%	490	0.99%		0.00%	
Other Marketing	352	0.81%	118	0.24%	152	0.41%	62
Promotional Materials	677	1.56%	189	0.38%	729	1.95%	90
Public Relations		0.00%		0.00%	1,200	3.21%	
Total Marketing	$ 14,292	32.95%	$ 11,317	22.76%	$ 21,405	57.18%	$ 16,101
Marketing Software & Tools	1,496	3.45%	154	0.31%	1,811	4.84%	994
Meals & Entertainment	93	0.21%	42	0.08%	96	0.26%	208
Referrals and Street Team	2,163	4.99%	110	0.22%	3,828	10.23%	1,340
Sales & Marketing Salaries and Compensation	19,175	44.21%	23,752	47.78%	18,976	50.69%	18,239
Travel (Sales & Marketing)	86	0.20%	60	0.12%	115	0.31%	50
Total Sales & Marketing	$ 39,734	91.61%	$ 38,754	77.95%	$ 51,100	136.50%	$ 40,670
Technology Costs		0.00%		0.00%		0.00%	
Hosting	194	0.45%	262	0.53%	114	0.31%	115
Tech Development	13,679	31.54%	49,403	99.37%	44,381	118.55%	45,483
Technology Licences (Software & Tools)	565	1.30%	2,731	5.49%	2,259	6.04%	2,242
Technology Salaries and Compensation		0.00%		0.00%		0.00%	
Total Technology Costs	$ 14,438	33.29%	$ 52,396	105.39%	$ 46,755	124.90%	$ 47,839
Total Expenses	$ 108,472	250.10%	$ 134,463	270.47%	$ 168,549	450.24%	$ 189,596
Net Operating Income	$ (109,728)	-252.99%	$ (130,995)	-263.49%	$ (187,307)	-500.35%	$ (193,343)
Other Income							
Credit Card Cash Redemption		0.00%		0.00%		0.00%	
Total Other Income	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -
Other Expenses							
Other		0.00%		0.00%		0.00%	
Interest Expense	6,200	14.29%	5,693	11.45%	1,546	4.13%	113
Reconciliation Discrepancies	(276)	-0.64%		0.00%		0.00%	
Total Other	$ 5,924	13.66%	$ 5,693	11.45%	$ 1,546	4.13%	$ 113
Total Other Expenses	$ 5,924	13.66%	$ 5,693	11.45%	$ 1,546	4.13%	$ 113
Net Other Income	$ (5,924)	-13.66%	$ (5,693)	-11.45%	$ (1,546)	-4.13%	$ (113)
Net Income	$ (115,652)	-266.65%	$ (136,688)	-274.94%	$ (188,854)	-504.48%	$ (193,456)

Pearachute
Profit and Loss
January - December 2017

017	May 2017		Jun 2017		Jul 2017		Aug 2017		Sep 2017	
% of Income	Current	% of Income	Current	% of Income	Current	% of Income	Current	% of Income	Current	% of Income
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
1.15%		0.00%		0.00%		0.00%		0.00%		0.00%
-10.17%	(11,693)	-21.53%	(4,326)	-7.22%	(6,779)	-10.72%	(5,478)	-8.02%	(5,969)	-10.11%
109.03%	66,002	121.53%	64,199	107.22%	70,027	110.72%	73,765	108.02%	65,017	110.11%
100.00%	$ 54,309	100.00%	$ 59,874	100.00%	$ 63,249	100.00%	$ 68,286	100.00%	$ 59,048	100.00%
100.00%	$ 54,309	100.00%	$ 59,874	100.00%	$ 63,249	100.00%	$ 68,286	100.00%	$ 59,048	100.00%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.00%	918	1.69%	1,711	2.86%	2,855	4.51%	4,724	6.92%	7,125	12.07%
99.82%	53,001	97.59%	51,763	86.45%	61,771	97.66%	70,570	103.34%	69,134	117.08%
0.06%	17	0.03%	4	0.01%	(150)	-0.24%	78	0.11%	39	0.07%
7.67%	3,771	6.94%	3,060	5.11%	2,290	3.62%	2,799	4.10%	3,026	5.13%
107.55%	$ 57,707	106.26%	$ 56,538	94.43%	$ 66,766	105.56%	$ 78,171	114.47%	$ 79,325	134.34%
-7.55%	$ (3,397)	-6.26%	$ 3,336	5.57%	$ (3,517)	-5.56%	$ (9,884)	-14.47%	$ (20,277)	-34.34%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
10.59%	3,124	5.75%	3,759	6.28%	3,952	6.25%	4,036	5.91%	3,305	5.60%
4.73%	2,764	5.09%	2,764	4.62%	2,764	4.37%	2,764	4.05%	2,764	4.68%
0.00%	1	0.00%	(1)	0.00%		0.00%		0.00%		0.00%
0.21%		0.00%	71	0.12%	108	0.17%		0.00%	10	0.02%
23.50%	2,958	5.45%		0.00%		0.00%	711	1.04%	420	0.71%
0.54%	268	0.49%	268	0.45%	268	0.42%	268	0.39%	267	0.45%
0.19%		0.00%		0.00%		0.00%		0.00%		0.00%
0.62%	308	0.57%	308	0.51%	308	0.49%	308	0.45%	308	0.52%
78.40%	4,577	8.43%	1,012	1.69%	4,391	6.94%	9,556	13.99%	6,150	10.42%
75.82%	35,264	64.93%	25,833	43.15%	25,833	40.84%	25,833	37.83%	27,495	46.56%
0.00%		0.00%	10	0.02%	16	0.03%		0.00%	25	0.04%
0.26%	131	0.24%	200	0.33%	200	0.32%	131	0.19%		0.00%
5.14%	2,550	4.70%	2,550	4.26%	2,550	4.03%	3,850	5.64%	3,850	6.52%
0.54%	375	0.69%	1,119	1.87%	327	0.52%	367	0.54%	470	0.80%
2.97%	1,194	2.20%	898	1.50%	2,471	3.91%	1,006	1.47%	766	1.30%
0.00%		0.00%		0.00%	10	0.02%		0.00%	10	0.02%
0.05%	23	0.04%	23	0.04%	23	0.04%	23	0.03%	65	0.11%
0.13%	3,960	7.29%	991	1.66%	3,056	4.83%	3,970	5.81%	(209)	-0.35%
0.00%		0.00%		0.00%		0.00%	629	0.92%		0.00%
203.70%	$ 57,496	105.87%	$ 39,805	66.48%	$ 46,276	73.17%	$ 53,452	78.28%	$ 45,696	77.39%

0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
4.58%	2,902	5.34%	2,279	3.81%	2,722	4.30%	4,370	6.40%	1,935	3.28%
2.95%	11,331	20.86%	8,462	14.13%	8,108	12.82%	6,548	9.59%	5,029	8.52%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.09%	1,643	3.02%	327	0.55%	460	0.73%	466	0.68%	59	0.10%
31.30%	12,652	23.30%	16,530	27.61%	11,427	18.07%	22,111	32.38%	22,444	38.01%
0.75%	2,607	4.80%	7,500	12.53%	2,500	3.95%	1,024	1.50%	759	1.28%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.12%	513	0.94%	3,124	5.22%	250	0.40%	597	0.87%	1,776	3.01%
0.18%	1,494	2.75%	574	0.96%	577	0.91%	1,223	1.79%	897	1.52%
0.00%	75	0.14%		0.00%		0.00%	630	0.92%		0.00%
32.44%	**$ 18,983**	**34.95%**	**$ 28,055**	**46.86%**	**$ 15,213**	**24.05%**	**$ 26,052**	**38.15%**	**$ 25,935**	**43.92%**
2.00%	263	0.48%	916	1.53%	471	0.74%	578	0.85%	578	0.98%
0.42%	74	0.14%	92	0.15%		0.00%	1,257	1.84%	309	0.52%
2.70%	445	0.82%	5,915	9.88%	3,046	4.82%	1,670	2.45%	732	1.24%
36.75%	23,802	43.83%	23,224	38.79%	24,285	38.40%	22,705	33.25%	22,652	38.36%
0.10%	27	0.05%	406	0.68%		0.00%		0.00%		0.00%
81.95%	**$ 57,828**	**106.48%**	**$ 69,348**	**115.82%**	**$ 53,845**	**85.13%**	**$ 63,181**	**92.52%**	**$ 57,170**	**96.82%**
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.23%	222	0.41%	132	0.22%	461	0.73%	457	0.67%	251	0.43%
91.65%	45,770	84.28%	40,719	68.01%	37,641	59.51%	36,207	53.02%	5,867	9.94%
4.52%	2,223	4.09%	1,787	2.99%	3,421	5.41%	3,692	5.41%	1,261	2.14%
0.00%		0.00%		0.00%		0.00%	12,088	17.70%	23,442	39.70%
96.40%	**$ 48,214**	**88.78%**	**$ 42,639**	**71.21%**	**$ 41,523**	**65.65%**	**$ 52,443**	**76.80%**	**$ 30,821**	**52.20%**
382.06%	**$ 163,538**	**301.12%**	**$ 151,791**	**253.52%**	**$ 141,644**	**223.95%**	**$ 169,076**	**247.60%**	**$ 133,688**	**226.41%**
-389.61%	**$ (166,935)**	**-307.38%**	**$ (148,456)**	**-247.95%**	**$ (145,161)**	**-229.51%**	**$ (178,960)**	**-262.07%**	**$ (153,965)**	**-260.75%**
0.00%		0.00%		0.00%	1,495	2.36%		0.00%		0.00%
0.00%	**$ -**	**0.00%**	**$ -**	**0.00%**	**$ 1,495**	**2.36%**	**$ -**	**0.00%**	**$ -**	**0.00%**
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.23%	113	0.21%	113	0.19%	113	0.18%	113	0.17%	113	0.19%
0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
0.23%	**$ 113**	**0.21%**	**$ 113**	**0.19%**	**$ 113**	**0.18%**	**$ 113**	**0.17%**	**$ 113**	**0.19%**
0.23%	**$ 113**	**0.21%**	**$ 113**	**0.19%**	**$ 113**	**0.18%**	**$ 113**	**0.17%**	**$ 113**	**0.19%**
-0.23%	**$ (113)**	**-0.21%**	**$ (113)**	**-0.19%**	**$ 1,382**	**2.19%**	**$ (113)**	**-0.17%**	**$ (113)**	**-0.19%**
-389.83%	**$ (167,049)**	**-307.59%**	**$ (148,568)**	**-248.14%**	**$ (143,779)**	**-227.32%**	**$ (179,073)**	**-262.24%**	**$ (154,078)**	**-260.94%**

	Oct 2017		Nov 2017		Dec 2017		Total	
	Current	% of Income	Current	% of Income	Current	% of Income	Current	% of Income
		0.00%		0.00%		0.00%	0	0.00%
		0.00%	14,200	15.98%	680	0.88%	14,880	2.12%
		0.00%	15	0.02%		0.00%	595	0.08%
	(4,387)	-8.55%	(4,585)	-5.16%	(18,245)	-23.60%	(87,509)	-12.46%
	55,706	108.55%	79,207	89.16%	94,873	122.72%	774,412	110.26%
	$ 51,319	100.00%	$ 88,837	100.00%	$ 77,307	100.00%	$ 702,377	100.00%
	$ 51,319	100.00%	$ 88,837	100.00%	$ 77,307	100.00%	$ 702,377	100.00%
		0.00%		0.00%		0.00%	0	0.00%
	7,861	15.32%	5,060	5.70%	8,144	10.54%	38,399	5.47%
	72,177	140.64%	71,331	80.29%	73,341	94.87%	711,153	101.25%
	99	0.19%	141	0.16%	238	0.31%	524	0.07%
	2,551	4.97%	3,691	4.15%	3,593	4.65%	37,099	5.28%
	$ 82,688	161.12%	$ 80,223	90.30%	$ 85,317	110.36%	$ 787,176	112.07%
	$ (31,369)	-61.12%	$ 8,614	9.70%	$ (8,010)	-10.36%	$ (84,798)	-12.07%
		0.00%		0.00%		0.00%	0	0.00%
	1,961	3.82%	3,818	4.30%	1,409	1.82%	35,955	5.12%
	2,764	5.39%	3,597	4.05%	3,597	4.65%	33,165	4.72%
	(0)	0.00%		0.00%		0.00%	131	0.02%
	10	0.02%	10	0.01%		0.00%	442	0.06%
	770	1.50%	2,500	2.81%	3,500	4.53%	22,523	3.21%
	269	0.53%	267	0.30%	267	0.35%	3,218	0.46%
		0.00%		0.00%		0.00%	648	0.09%
	308	0.60%	308	0.35%	60	0.08%	3,488	0.50%
	3,764	7.33%	3,032	3.41%	5,560	7.19%	115,086	16.39%
	28,241	55.03%	24,022	27.04%	63,545	82.20%	392,082	55.82%
		0.00%	22	0.03%		0.00%	300	0.04%
		0.00%		0.00%		0.00%	1,322	0.19%
	2,550	4.97%	2,550	2.87%	2,550	3.30%	33,200	4.73%
	389	0.76%	421	0.47%	28	0.04%	4,208	0.60%
	1,606	3.13%	267	0.30%	2,373	3.07%	16,148	2.30%
	10	0.02%	10	0.01%	10	0.01%	50	0.01%
	15	0.03%	15	0.02%	25	0.03%	2,411	0.34%
	5,044	9.83%	1,775	2.00%	208	0.27%	20,558	2.93%
		0.00%		0.00%		0.00%	629	0.09%
	$ 47,701	92.95%	$ 42,615	47.97%	$ 83,132	107.53%	$ 685,564	97.61%

	0.00%		0.00%		0.00%	0	0.00%
5,447	10.61%	3,558	4.01%		0.00%	34,204	4.87%
2,898	5.65%	2,196	2.47%	243	0.31%	48,183	6.86%
	0.00%		0.00%		0.00%	0	0.00%
3,825	7.45%	250	0.28%	92	0.12%	8,580	1.22%
19,861	38.70%	18,695	21.04%	6,000	7.76%	180,905	25.76%
1,099	2.14%	767	0.86%	527	0.68%	22,652	3.23%
	0.00%		0.00%		0.00%	1,031	0.15%
96	0.19%	2,020	2.27%		0.00%	9,060	1.29%
203	0.39%	104	0.12%	5	0.01%	6,762	0.96%
	0.00%	2,850	3.21%		0.00%	4,755	0.68%
$ 25,083	48.88%	$ 24,686	27.79%	$ 6,624	8.57%	$ 233,746	33.28%
599	1.17%	715	0.81%	704	0.91%	9,279	1.32%
242	0.47%	110	0.12%		0.00%	2,522	0.36%
1,035	2.02%	1,543	1.74%	946	1.22%	22,773	3.24%
24,105	46.97%	24,105	27.13%	31,104	40.23%	276,123	39.31%
	0.00%	488	0.55%		0.00%	1,232	0.18%
$ 59,409	115.76%	$ 57,401	64.61%	$ 39,622	51.25%	$ 628,062	89.42%
	0.00%		0.00%		0.00%	0	0.00%
3,647	7.11%	4,973	5.60%	5,781	7.48%	16,608	2.36%
1,837	3.58%	2,500	2.81%	1,000	1.29%	324,487	46.20%
4,274	8.33%	1,858	2.09%	3,398	4.40%	29,712	4.23%
23,192	45.19%	23,192	26.11%	23,192	30.00%	105,106	14.96%
$ 32,950	64.21%	$ 32,522	36.61%	$ 33,371	43.17%	$ 475,912	67.76%
$ 140,060	272.92%	$ 132,538	149.19%	$ 156,125	201.95%	$ 1,789,538	254.78%
$ (171,428)	-334.04%	$ (123,924)	-139.50%	$ (164,134)	-212.31%	$ (1,874,337)	-266.86%
	0.00%		0.00%	2,080	2.69%	3,575	0.51%
$ -	0.00%	$ -	0.00%	$ 2,080	2.69%	$ 3,575	0.51%
	0.00%		0.00%		0.00%	0	0.00%
113	0.22%	2,613	2.94%	(746)	-0.97%	16,098	2.29%
	0.00%		0.00%		0.00%	(276)	-0.04%
$ 113	0.22%	$ 2,613	2.94%	$ (746)	-0.97%	$ 15,822	2.25%
$ 113	0.22%	$ 2,613	2.94%	$ (746)	-0.97%	$ 15,822	2.25%
$ (113)	-0.22%	$ (2,613)	-2.94%	$ 2,827	3.66%	$ (12,246)	-1.74%
$ (171,541)	-334.26%	$ (126,537)	-142.44%	$ (161,308)	-208.66%	$ (1,886,583)	-268.60%

Pearachut

Balance She

As of December 31

	Jan 2017		Feb 2017		Mar 2017		Apr 2017		May 2017
ASSETS									
Current Assets									
Bank Accounts				0.00		0.00		0.00		0.00
Bill.com Money In Clearing				0.00		0.00		0.00		0.00
Bill.com Money Out Clearing				0.00		0.00		5,294.40		2,499.85
Chase Checking x0539		188,339.99		66,440.96		434,169.89		518,410.62		739,102.52
Dwolla referral		65.00		0.00		0.00		0.00		0.00
Paypal		5,223.97		1,075.27		3,970.97		10,830.75		4,180.04
Private Bank		0.00		0.00		0.00		0.00		0.00
SVB Checking x0137		3,936.48		3,936.48		3,936.48		3,936.48		3,936.48
Total Bank Accounts	$	197,565.44	$	71,452.71	$	442,077.34	$	538,472.25	$	749,718.89
Total Bank Accounts	$	197,565.44	$	71,452.71	$	442,077.34	$	538,472.25	$	749,718.89
Total Accounts Receivable	$	16,700.55	$	29,133.01	$	22,223.69	$	23,681.33	$	21,018.46
Other Current Assets										
Deposit		4,825.00		4,825.00		2,725.00		2,725.00		2,725.00
Prepaid Expenses		0.00		0.00		0.00		0.00		0.00
Prepaid COGS		3,975.40		3,771.86		3,335.83		2,001.43		894.16
Prepaid Insurance		326.86		0.00		3,390.75		3,082.50		2,774.25
Prepaid Referral Marketing		0.00		0.00		0.00		0.00		0.00
Prepaid Software		490.04		2,750.00		2,500.00		2,250.00		2,000.00
Prepaid Tickets		0.00		0.00		0.00		0.00		0.00
Prepaid Vendor		0.00		0.00		0.00		0.00		0.00
Total Prepaid Expenses	$	4,792.30	$	6,521.86	$	9,226.58	$	7,333.93	$	5,668.41
Undeposited Funds				0.00		0.00		0.00		0.00
Total Other Current Assets	$	9,617.30	$	11,346.86	$	11,951.58	$	10,058.93	$	8,393.41
Total Current Assets	$	223,883.29	$	111,932.58	$	476,252.61	$	572,212.51	$	779,130.76
Fixed Assets										
Computer Equipment		9,622.00		9,622.00		9,622.00		9,622.00		9,622.00
Accumulated Depreciation		-402.03		-670.42		-938.81		-1,207.20		-1,475.59
Total Computer Equipment	$	9,219.97	$	8,951.58	$	8,683.19	$	8,414.80	$	8,146.41
Total Fixed Assets	$	9,219.97	$	8,951.58	$	8,683.19	$	8,414.80	$	8,146.41
Other Assets										
Asset and Technology Acquisitions				0.00		0.00		25,000.00		25,000.00
Accumulated Amortization of Other Assets				0.00		0.00		0.00		-416.67
Total Asset and Technology Acquisitions	$	0.00	$	0.00	$	0.00	$	25,000.00	$	24,583.33
Technology Development		140,827.20		140,827.20		140,827.20		140,827.20		140,827.20
Accumulated Amortization		-16,429.84		-18,776.96		-21,124.08		-23,471.20		-25,818.32
Total Technology Development	$	124,397.36	$	122,050.24	$	119,703.12	$	117,356.00	$	115,008.88
Total Other Assets	$	124,397.36	$	122,050.24	$	119,703.12	$	142,356.00	$	139,592.21
TOTAL ASSETS	**$**	**357,500.62**	**$**	**242,934.40**	**$**	**604,638.92**	**$**	**722,983.31**	**$**	**926,869.38**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Total Accounts Payable	$ 72,088.85	$ 83,209.45	$ 78,722.41	$ 115,551.21	$ 109,054.23
Total Credit Cards	$ 17,735.00	$ 17,650.32	$ 19,136.63	$ 24,286.39	$ 4,421.37
Other Current Liabilities					
Accrued Interest	56,336.71	61,936.71	-17,000.00	-17,000.00	-17,000.00
Accrued Payroll	25,197.91	25,197.91	25,197.91	25,197.91	25,197.91
Allowance for Refunds	0.00	0.00	0.00	0.00	0.00
Current Portion of Lease	8,829.97	7,922.90	7,015.83	6,108.76	5,201.69
Deferred Revenue	43,130.95	49,524.32	77,557.24	84,137.87	98,861.66
Loan Payable		0.00	0.00	0.00	0.00
Total Other Current Liabilities	$ 133,495.54	$ 144,581.84	$ 92,770.98	$ 98,444.54	$ 112,261.26
Total Current Liabilities	$ 223,319.39	$ 245,441.61	$ 190,630.02	$ 238,282.14	$ 225,736.86
Long-Term Liabilities					
Convertible Notes	1,200,000.00	1,200,000.00	0.00	0.00	0.00
Total Long-Term Liabilities	$ 1,200,000.00	$ 1,200,000.00	$ 0.00	$ 0.00	$ 0.00
Total Liabilities	**$ 1,423,319.39**	**$ 1,445,441.61**	**$ 190,630.02**	**$ 238,282.14**	**$ 225,736.86**
Equity					
Additional Paid-In Capital	16,978.63	16,978.63	16,978.63	16,978.63	16,978.63
Common Stock	813.03	813.03	813.03	25,813.03	25,813.03
Crowdfunding SAFE		0.00	0.00	239,148.09	247,628.09
Opening Balance Equity	0.00	0.00	0.00	0.00	0.00
Preferred Stock		0.00	1,805,369.76	1,805,369.76	2,180,369.76
Retained Earnings	-958,414.47	-958,414.47	-958,414.47	-958,414.47	-958,414.47
Unearned Compensation	-9,544.00	-9,544.00	-9,544.00	-9,544.00	-9,544.00
Net Income	-115,651.96	-252,340.40	-441,194.05	-634,649.87	-801,698.52
Total Equity	**-$ 1,065,818.77**	**-$ 1,202,507.21**	**$ 414,008.90**	**$ 484,701.17**	**$ 701,132.52**
TOTAL LIABILITIES AND EQUITY	**$ 357,500.62**	**$ 242,934.40**	**$ 604,638.92**	**$ 722,983.31**	**$ 926,869.38**

e
eet
, 2017

Jun 2017	Jul 2017	Aug 2017	Sep 2017	Oct 2017	Nov 2017	Dec 2017
0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	150.00	0.00
4,309.92	11,200.29	5,837.74	5,859.62	4,891.37	4,861.37	2,440.77
618,649.07	473,690.69	316,471.11	186,839.85	46,260.37	160,456.04	54,436.47
0.00	0.00	0.00	0.00	0.00	0.00	0.00
1,337.04	223.97	223.97	723.97	724.03	639.18	612.73
0.00	0.00	0.00	0.00	0.00	0.00	0.00
3,936.48	3,936.48	3,936.48	3,936.48	3,936.48	3,936.48	3,936.48
$ 628,232.51	$ 489,051.43	$ 326,469.30	$ 197,359.92	$ 55,812.25	$ 170,043.07	$ 61,426.45
$ 628,232.51	$ 489,051.43	$ 326,469.30	$ 197,359.92	$ 55,812.25	$ 170,043.07	$ 61,426.45
$ 29,007.20	$ 17,713.76	$ 36,033.68	$ 49,794.47	$ 30,340.19	$ 74,111.46	$ 101,405.43
2,725.00	2,725.00	4,675.00	4,675.00	4,675.00	4,425.00	4,675.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00
444.04	2,732.27	3,645.80	3,903.90	3,522.63	3,114.40	1,252.50
2,466.00	2,157.75	1,849.50	1,541.25	1,233.00	4,027.75	3,769.13
0.00	0.00	0.00	0.00	0.00	0.00	0.00
1,750.00	1,500.00	1,250.00	1,000.00	750.00	500.00	250.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00
$ 4,660.04	$ 6,390.02	$ 6,745.30	$ 6,445.15	$ 5,505.63	$ 7,642.15	$ 5,271.63
0.00	0.00	0.00	0.00	0.00	0.00	0.00
$ 7,385.04	$ 9,115.02	$ 11,420.30	$ 11,120.15	$ 10,180.63	$ 12,067.15	$ 9,946.63
$ 664,624.75	$ 515,880.21	$ 373,923.28	$ 258,274.54	$ 96,333.07	$ 256,221.68	$ 172,778.51
9,622.00	9,622.00	9,622.00	9,622.00	9,622.00	9,622.00	9,622.00
-1,743.98	-2,012.37	-2,280.76	-2,548.04	-2,817.53	-4,334.81	-4,602.09
$ 7,878.02	$ 7,609.63	$ 7,341.24	$ 7,073.96	$ 6,804.47	$ 5,287.19	$ 5,019.91
$ 7,878.02	$ 7,609.63	$ 7,341.24	$ 7,073.96	$ 6,804.47	$ 5,287.19	$ 5,019.91
25,000.00	25,000.00	25,000.00	25,000.00	75,000.00	75,000.00	75,000.00
-833.34	-1,250.01	-1,666.68	-2,083.35	-2,500.00	-2,500.00	-2,500.00
$ 24,166.66	$ 23,749.99	$ 23,333.32	$ 22,916.65	$ 72,500.00	$ 72,500.00	$ 72,500.00
140,827.20	140,827.20	140,827.20	140,827.20	140,827.20	140,827.20	140,827.20
-28,165.44	-30,512.56	-32,859.68	-35,206.80	-37,553.92	-39,901.04	-43,498.16
$ 112,661.76	$ 110,314.64	$ 107,967.52	$ 105,620.40	$ 103,273.28	$ 100,926.16	$ 97,329.04
$ 136,828.42	$ 134,064.63	$ 131,300.84	$ 128,537.05	$ 175,773.28	$ 173,426.16	$ 169,829.04
$ 809,331.19	**$ 657,554.47**	**$ 512,565.36**	**$ 393,885.55**	**$ 278,910.82**	**$ 434,935.03**	**$ 347,627.46**

$ 115,719.52	$ 109,268.19	$ 131,038.54	$ 129,737.67	$ 130,282.41	$ 128,839.02	$ 105,644.44
$ 13,478.51	$ 20,832.58	$ 9,190.12	$ 20,471.87	$ 13,351.85	$ 18,967.25	$ 19,966.27
-17,000.00	-17,000.00	-17,000.00	-17,000.00	-17,000.00	-17,000.00	0.00
25,197.91	25,197.91	25,197.91	25,197.91	25,197.91	25,197.91	47,011.72
0.00	0.00	0.00	0.00	0.00	0.00	0.00
4,293.99	3,386.29	2,479.22	1,572.15	664.45	-242.62	-242.62
115,076.96	107,084.59	111,947.97	138,272.60	152,321.88	179,118.03	184,266.34
0.00	0.00	0.00	0.00	0.00	252,500.00	255,025.00
$ 127,568.86	$ 118,668.79	$ 122,625.10	$ 148,042.66	$ 161,184.24	$ 439,573.32	$ 486,060.44
$ 256,766.89	$ 248,769.56	$ 262,853.76	$ 298,252.20	$ 304,818.50	$ 587,379.59	$ 611,671.15
0.00	0.00	0.00	0.00	0.00	0.00	0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 256,766.89	$ 248,769.56	$ 262,853.76	$ 298,252.20	$ 304,818.50	$ 587,379.59	$ 611,671.15
16,978.63	16,978.63	16,978.63	16,978.63	16,978.63	16,978.63	16,978.63
25,813.03	25,813.03	25,813.03	25,813.03	75,813.03	75,813.03	75,813.03
247,628.09	247,628.09	247,628.09	247,628.09	247,628.09	247,628.09	317,628.09
0.00	0.00	0.00	0.00	0.00	0.00	0.00
2,180,369.76	2,180,369.76	2,200,369.76	2,200,369.76	2,200,369.76	2,200,369.76	2,180,078.24
-958,414.47	-958,414.47	-958,414.47	-958,414.47	-958,414.47	-958,414.47	-958,414.47
-9,544.00	-9,544.00	-9,544.00	-9,544.00	-9,544.00	-9,544.00	-9,544.00
-950,266.74	-1,094,046.13	-1,273,119.44	-1,427,197.69	-1,598,738.72	-1,725,275.60	-1,886,583.21
$ 552,564.30	$ 408,784.91	$ 249,711.60	$ 95,633.35	-$ 25,907.68	-$ 152,444.56	-$ 264,043.69
$ 809,331.19	$ 657,554.47	$ 512,565.36	$ 393,885.55	$ 278,910.82	$ 434,935.03	$ 347,627.46

	Jan 2017	Feb 2017
OPERATING ACTIVITIES		
Net Income	(115,652)	(136,688)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	3,396	(12,432)
Deposit	(675)	
Prepaid Expenses:Prepaid COGS	(3,975)	204
Prepaid Expenses:Prepaid Insurance	327	327
Prepaid Expenses:Prepaid Referral Marketing	400	
Prepaid Expenses:Prepaid Software	490	(2,260)
Prepaid Expenses:Prepaid Vendor	270	
Computer Equipment:Accumulated Depreciation	268	268
Asset and Technology Acquisitions:Accumulated Amortization of Other Assets		
Technology Development:Accumulated Amortization	2,347	2,347
Accounts Payable	32,692	11,121
Chase CC Account x6149		(16,188)
Chase CC Account x6149:Chase Inc CC - Graunke	5,952	4,080
Chase CC Account x6149:Chase Inc CC - McCambrige	340	239
Chase CC Account x6149:Chase Ink CC - Wrigley	(5,414)	11,784
Accrued Interest	(10,800)	5,600
Accrued Payroll		
Allowance for Refunds	(10,023)	
Current Portion of Lease		(907)
Deferred Revenue	8,981	6,393
Loan Payable		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 24,576	$ 10,576
Net cash provided by operating activities	$ (91,076)	$ (126,113)
INVESTING ACTIVITIES		
Asset and Technology Acquisitions		
Net cash provided by investing activities	$ -	$ -
FINANCING ACTIVITIES		
Convertible Notes		
Common Stock		
Crowdfunding SAFE		
Opening Balance Equity	0	
Preferred Stock		
Retained Earnings	30,507	
Net cash provided by financing activities	$ 30,507	$ -
Net cash increase for period	$ (60,568)	$ (126,113)

Pearachute
Statement of Cash Flows
January - December 2017

Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep 2017	Oct 2017
(188,854)	(193,456)	(167,049)	(148,568)	(143,779)	(179,073)	(154,078)	(171,541)
6,909	(1,458)	2,663	(7,989)	11,293	(18,320)	(13,761)	19,454
2,100					(1,950)		
436	1,334	1,107	450	(2,288)	(914)	(258)	381
(3,391)	308	308	308	308	308	308	308
250	250	250	250	250	250	250	250
268	268	268	268	268	268	267	269
		417	417	417	417	417	417
2,347	2,347	2,347	2,347	2,347	2,347	2,347	2,347
(4,487)	36,829	(6,497)	6,665	(6,451)	21,770	(1,301)	545
(10,289)	(16,913)	(45,689)	(23,625)	0	(49,864)	(22,174)	(34,965)
2,969	2,162	5,872	7,112	8,263	10,391	12,286	11,151
654	1,222	544	419	253	1,211	794	1,008
8,152	18,678	19,408	25,151	(1,162)	26,620	20,375	15,685
(78,937)							
(907)	(907)	(907)	(908)	(908)	(907)	(907)	(908)
28,033	6,581	14,724	16,215	(7,992)	4,863	26,325	14,049
$ (45,891)	**$ 50,703**	**$ (5,185)**	**$ 27,082**	**$ 4,598**	**$ (3,509)**	**$ 24,969**	**$ 29,993**
$ (234,745)	**$ (142,753)**	**$ (172,233)**	**$ (121,486)**	**$ (139,181)**	**$ (182,582)**	**$ (129,109)**	**$ (141,548)**
	(25,000)						(50,000)
$ -	**$ (25,000)**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (50,000)**
(1,200,000)							
	25,000						50,000
	239,148	8,480					
1,805,370		375,000			20,000		
$ 605,370	**$ 264,148**	**$ 383,480**	**$ -**	**$ -**	**$ 20,000**	**$ -**	**$ 50,000**
$ 370,625	**$ 96,395**	**$ 211,247**	**$ (121,486)**	**$ (139,181)**	**$ (162,582)**	**$ (129,109)**	**$ (141,548)**

Nov 2017	Dec 2017	Total
(126,537)	(161,308)	(1,886,583)
		0
(43,771)	(27,294)	(81,309)
250	(250)	(525)
408	1,862	(1,253)
(2,795)	259	(3,115)
		400
250	250	730
		270
1,517	267	4,468
		2,500
2,347	3,597	29,415
(1,443)	(23,195)	66,247
0	0	(219,707)
10,086	8,496	88,821
563	478	7,726
(5,033)	(7,975)	126,269
	17,000	(67,137)
	21,814	21,814
		(10,023)
(907)		(9,073)
26,796	5,148	150,116
252,500	2,525	255,025
$ 240,768	$ 2,983	$ 361,662
$ 114,231	$ (158,325)	$ (1,524,921)
		(75,000)
$ -	$ -	$ (75,000)
		(1,200,000)
		75,000
	70,000	317,628
		0
	(20,292)	2,180,078
		30,507
$ -	$ 49,708	$ 1,403,214
$ 114,231	$ (108,617)	$ (196,707)